SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018 as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS Wertmanagement” on page 1 hereof to the “Recent Developments” section;

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated January 13, 2017, and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

FMS Wertmanagement’s Results for the Six Months Ended June 30, 2019

FMS-WM is not required to publish interim financial statements in conformity with German GAAP. Nevertheless, FMS-WM does prepare selected interim financial information for the six months ended June 30, 2019 in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2019.

FMS-WM generated a positive result from ordinary activities of EUR 70 million in the six months ended June 30, 2019 compared to EUR 105 million in the six months ended June 30, 2018.

Total assets of FMS-WM increased from EUR 144.7 billion as of December 31, 2018 to EUR 146.9 billion as of June 30, 2019. This increase was mainly attributable to cash collateral provided for derivatives, which increased as a result of decreasing interest rates.

In the six months ended June 30, 2019, the nominal value of the portfolio further decreased by EUR 2.6 billion, or 3.6%, to EUR 68.2 billion (including the assets in the amount of EUR 1.6 billion acquired from the DEPFA Group in the six months ended June 30, 2019), compared to a decrease of EUR 71.7 billion, or 6.6%, in the six months ended June 30, 2018. The cumulative wind-up of the portfolio since 2010 amounted to EUR 107.5 billion, or 61.2% as of June 30, 2019.

General and administrative expenses decreased by 1.4% to EUR 68 million in the six months ended June 30, 2019 compared to EUR 69 million in the six months ended June 30, 2018 and thus remained well below the total of net interest and net commission income of EUR 144 million in the six months ended June 30, 2019, which continued to decline compared to EUR 198 million in the six months ended June 30, 2018.

On FMS-WM’s funding side, the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) provides the long-term euro funding of FMS-WM from 2019 onwards. Overall, FMS-WM raised a total of EUR 17.7 billion via the capital markets in the six months ended June 30, 2019, including a total amount of EUR 13.0 billion raised by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH).

FMS-WM made further progress with the accelerated wind-up of the Depfa Group in Dublin. In June 2019, FMS-WM sold (for the third time) previously acquired Depfa liabilities to Depfa and simultaneously acquired assets from Depfa. This transaction was critical to reducing Depfa’s total assets to EUR 14.4 billion as of June 30, 2019, resulting in a corresponding increase of the Tier 1 capital (CET1) ratio to 144.2% as of June 30, 2019. For the second half of 2019, it is planned to transfer or distribute parts of the capital no longer required in the Depfa Group to FMS-WM. At the same time, FMS-WM is examining the possibility of selling the Depfa Group in 2020.

Based on the successful first half of 2019, FMS-WM again anticipates a positive result from ordinary activities for the entire year 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/s/ JOHANN GEIGINGER
Name: Johann Geiginger
Title: Head of Group Treasury

By:	/s/ DR. RÜDIGER HANSEL
Name: Dr. Rüdiger Hansel
Title: Legal Counsel

Date: October 22, 2019

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